KH 3/8





13030486

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC Mail Processing Section
MAR 4 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CCS Transactions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 South Sixth Street, Suite 4750
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Theodore R Hansen, Jr. 612-230-3129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLP
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza, 9th Floor, (Address) Chicago, (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/16

OATH OR AFFIRMATION

I, Theodore R. Hansen, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CCS Transactions, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title


YENG VANG
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2018

3-1-13

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CCS Transactions, LLC

Financial Statements for the Year Ended December 31, 2012

{ Financial Statements }

plante moran

CCS Transactions, LLC

Year Ended December 31, 2012

Contents

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Independent Auditor's Report

Member
CCS Transactions, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of **CCS Transactions, LLC** (the "Company") as of December 31, 2012 and the related statements of operations and member's capital and cash flows for the year then ended, and the related notes to the financial statements, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend upon the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **CCS Transactions, LLC** as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

Chicago, Illinois
February 27, 2013

CCS Transactions, LLC

Year Ended December 31, 2012

Financial Statements

CCS Transactions, LLC

Statement of Financial Condition
December 31, 2012

Assets

Current Assets		
Cash	$	320,469
Client receivables (Net of allowance for doubtful accounts of $20,000)		20,574
Prepaid expenses		1,569
Other - Due from related party		46,163
	$	**388,775**

Liabilities and Member's Capital

Accounts Payable	$	750
Member's Capital		388,025
	$	**388,775**

The accompanying notes are an integral part of the financial statements.

CCS Transactions, LLC

Statement of Operations and Member's Capital
Year Ended December 31, 2012

Revenues - Fees	$ 2,771,800
Expenses	
Salaries	1,728,079
Professional fees	29,794
Regulatory fees	21,124
Travel	37,051
Shared general and administrative expenses	213,737
Total Expenses	2,029,785
Net Income	742,015
Member's Capital, Beginning of Year	146,010
Distribution to Member	500,000
Member's Capital, End of Year	**$ 388,025**

The accompanying notes are an integral part of the financial statements.

CCS Transactions, LLC

Statement of Cash Flows
Year Ended December 31, 2012

Cash Flows from Operating Activities	
Net income	$ 742,015
Adjustments to reconcile net income to net cash used in operating activities	
(Increase) decrease in	
Receivables	16,926
Unbilled revenue	16,265
Prepaid expenses and deposits	(1,116)
Increase (decrease) in	
Due to related party	(66,084)
Accounts payable	750
Net Cash Used in Operating Activities	(33,259)
Net Cash Used in Financing Activities -	
Distribution to member	(500,000)
Net Increase in Cash	208,756
Cash, Beginning of Year	111,713
Cash, End of Year	**$ 320,469**

The accompanying notes are an integral part of the financial statements.

Note 1 - Industry Operations

CCS Transactions, LLC (the Company) is a Minnesota limited liability company that is a limited broker-dealer, for the purpose of offering merger and acquisition services as well as private placements. The Company provides financial advisory and investment banking services to institutional clients primarily located in the United States.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and its membership was approved on December 9, 2010. The Company is wholly owned by Chartwell Financial Advisory, LLC (Member).

Note 2 - Summary of Significant Accounting Policies

Aspects of a Limited Liability Company

As a limited liability company, the member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest. Allocation of profits, losses and distributions is in accordance with the terms as defined in the operating agreement. The Company shall remain in perpetuity unless sooner terminated, as provided in the operating agreement.

Cash

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in these accounts. The Company believes it is not exposed to significant credit risk on cash.

Client Receivables

Client receivable balances are carried at original invoice amount less estimates made for doubtful receivables. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received.

Unbilled Revenue

Unbilled revenue represents revenue recognized for services provided, but not yet billed to the client.

Revenue Recognition

The Company recognizes revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an agreement; (2) the service has been provided to the client; (3) the collection of the Company's fees is reasonably assured; and (4) the amount of fees to be paid by the client is fixed or determinable. The Company provides professional services to its clients and revenues are recognized in the period that they are deemed to be earned and collectible under the accrual method of accounting using the proportional performance model. In the proportional performance model, revenue is recognized using the pattern in which benefits to the customer are fulfilled over the term of the contract. Transaction success fee revenues are recognized upon completion of the transaction and when the fees are billable to the client.

Note 2 - Summary of Significant Accounting Policies (Continued)

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAPUSA) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The member is taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes.

The Company's application of GAAPUSA regarding uncertain tax positions had no effect on its financial position as management believes the Company has no material unrecognized income tax benefits. The Company would account for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2008.

Subsequent Events

The Company has evaluated subsequent events through February 27, 2013, the date the financial statements are available to be issued.

Note 3 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital requirements such that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2012, the Company had net capital of $319,719, which was $314,719 in excess of its required net capital of $5,000 and a ratio of aggregate indebtedness to net capital of 0.23 to 1.

Note 4 - Related Party Transactions

The Company has an expense-sharing agreement with its Member. It has been agreed by the parties that expenses will be allocated in accordance with the agreement. As of December 31, 2012, the Company overpaid the member by $46,163. These overpayments will be applied to future expenses.

Note 5 - Major Clients

For the year ended December 31, 2012, the Company had three major clients, with fees from each of these clients amounting to more than 10% of total revenues. The percentage of revenue from each such client was 37.7%, 33.5% and 14.4% for year ended December 31, 2012, respectively. The percentage of net accounts receivable from these clients was 100% of the total net accounts receivable balance as of December 31, 2012.



Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Member
CCS Transactions, LLC
Minneapolis, Minnesota

We have audited the accompanying financial statements of **CCS Transactions, LLC** as of and for the year ended December 31 2012, and our report thereon dated February 27, 2013, which expressed an unqualified opinion on those financial statements, appears on page one. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 10-12 and required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Plante & Moran, PLLC

Chicago, IL
February 27, 2013


Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

CCS Transactions, LLC

Supplementary Information

CCS Transactions, LLC

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2012

Broker or Dealer: CCS TRANSACTIONS, LLC	As of December 31, 2012

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the SECURITIES AND EXCHANGE COMMISSION

1.	Total ownership equity from Statement of Financial Condition			$ 388,025	[3480]
2.	Deduct: Ownership equity not allowable for Net Capital			$	[3490]
3.	Total ownership equity qualified for Net Capital			$ 388,025	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital			$ -	[3520]
	B. Other (deductions) or allowable credits (List)			$ -	[3525]
5.	Total capital and allowable subordinated liabilities			$ 388,025	[3530]
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 68,306	[3540] *		
	B. Secured demand note deficiency	$ -	[3590]		
	C. Commodity futures contracts and spot commodities - Proprietary capital charges	$ -	[3600]		
	D. Other deductions and/or charges	-	[3610]	$ 68,306	[3620]
7.	Other additions and/or allowable credits (List)			$ -	[3630]
8.	Net Capital before haircuts on securities positions			$ 319,719	[3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$ -	[3660]		
	B. Subordinated securities borrowings	$ -	[3670]		
	C. Trading and investment securities:				
	1. Exempted securities	$ -	[3735]		
	2. Debt securities	$ -	[3733]		
	3. Options	$ -	[3730]		
	4. Other securities	$	[3734]		
	D. Undue concentration	$ -	[3750]		
	E. Other (List)	$ -	[3736]	-	[3740]
10.	Net Capital			$ 319,719	[3750]

* Total non-allowable assets balance consists of customer receivables, unbilled revenue and prepaid expenses.

See independent auditor's report on supplementary information required By Rule 17a-5 of the Securities Exchange Act of 1934.

CCS Transactions, LLC

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2012

Broker or Dealer: CCS TRANSACTIONS, LLC				As of December 31, 2012	

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (AI/12.5%)			$	50	[3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A			$	5,000	[3758]
13. Net Capital requirement (greater of line 11 or 12)			$	5,000	[3760]
14. Excess Net Capital (line 10 less 13)			$	314,719	[3770]
15. Net capital less greater of 10% of line 18 or 120% of line 12			$	313,718	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total liabilities from Statement of Financial Condition			$	750	[3790]
17. Add:					
A. Drafts for immediate credit	$ -	[3800]			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	[3810]			
C. Other unrecorded amounts (List)	$ -	[3820]	$	-	[3830]
18. Total aggregate indebtedness			$	750	[3840]
19. Percentage of aggregate indebtedness to Net Capital (line 18 ÷ line 10)			%	0.23	[3850]
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	0.00	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined Aggregate Debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the Net Capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	-	[3870]
22. Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement of subsidiaries computed in accordance with Note A	$	-	[3880]
23. Net Capital requirement (greater of line 21 or 22)	$	-	[3760]
24. Excess Net Capital (line 10 less 23)	$	-	[3910]
25. Net Capital in excess of the greater of:			
A. 5% of combined Aggregate Debit items or $120,000	$	-	[3920]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement; or
   2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

B. Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities, which were included in nonallowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See independent auditor's report on supplementary information required By Rule 17a-5 of the Securities Exchange Act of 1934.

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2012.

The Company claimed an exemption from Rule 15c3-3 based on it maintaining a special account for the exclusive benefit of customers. Therefore, the Company has omitted the schedules of "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3."

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Independent Auditor's Report on Internal Control

Member
CCS Transactions, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of **CCS Transactions, LLC** (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

Chicago, IL
February 27, 2013



Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Independent Accountant's Report
on Applying Agreed-Upon Procedures

Board of Directors
CCS Transactions, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by CCS Transactions, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating CCS Transactions, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CCS Transactions, LLC's management is responsible for CCS Transactions, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, consisting of bank statements and cancelled checks, noting no differences.

2. Compared the amounts presented in the audited financial statements of CCS Transactions, LLC for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with the general ledger detail noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the general ledger detail supporting the adjustments noting no differences.


Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

February 27, 2012